Filed by Duke Energy Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                    Subject Company: Duke Energy Holding Corp.
                                                Commission File No. 333-126318



Merger Timeline
------------------------------------------------------------------------------------------------------------
                                                                                               Approval
Filing                                               Filing Date        Download               Date

------------------------------------------------------------------------------------------------------------
State Regulatory
------------------------------------------------------------------------------------------------------------
Indiana                                              June 15, 2005      Filing (pdf, 560 KB)
------------------------------------------------------------------------------------------------------------
Ohio                                                 June 1, 2005       Part 1 (pdf, 5.33 MB)
                                                                        Part 2 (pdf, 5.53 MB)
------------------------------------------------------------------------------------------------------------
Kentucky                                             August 2, 2005     Filing (pdf, 300 KB)
------------------------------------------------------------------------------------------------------------
North Carolina                                       July 15, 2005      Filing* (pdf, 56 MB)
------------------------------------------------------------------------------------------------------------
South Carolina                                       July 15, 2005      Filing* (pdf, 26 MB)
------------------------------------------------------------------------------------------------------------
Federal Energy Regulatory Commission (FERC)          July 12, 2005      Filing (pdf, 6.2 MB)
------------------------------------------------------------------------------------------------------------
Securities and Exchange Commission (SEC)
------------------------------------------------------------------------------------------------------------
S-4 (Preliminary Draft)                              June 30, 2005      Draft (pdf, 745 KB)
------------------------------------------------------------------------------------------------------------
Hart-Scott-Rodino (HSR)                              July 12, 2005      Non-public filing
------------------------------------------------------------------------------------------------------------
Nuclear Regulatory Commission (NRC)                  TBD
------------------------------------------------------------------------------------------------------------
* Due to the size of this file, we recommend you save it to your desktop before viewing. Right-click on the link and select "Save Target As..."

Learn more about the regulatory process.

                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

         Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.